

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2020

Eric Chin
Chief Financial Officer
Apollo Medical Holdings, Inc.
1668 S. Garfield Avenue, 2nd Floor
Alhambra, CA 91801

      Re: Apollo Medical Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed March 16, 2020
           File No. 001-37392

Dear Mr. Chin:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services